Item 77c – Matters Submitted to a Vote of Security Holders

On November 18, 2016, shareholders of Tributary Funds, Inc. (the "Funds") reelected Robert A. Reed, Gary D. Parker, and John J. McCartney as Directors of the Funds, and elected Stephen C. Wade, the Funds' current President, Chairman of the Board and a Director, and two Director nominees, David F. Larrabee and Brittany A. Fahrenkrog, as Fund Directors.

The proposal to re-elect Robert A. Reed to the Funds' Board of Directors received a plurality of the Shares of the Funds voted at this Meeting of 99.153 % of the Shares voted and 73.319% of the Shares outstanding and entitled to vote. The proposal to re-elect Gary D. Parker to the Funds' Board of Directors received a plurality of the Shares of the Funds voted at this Meeting of 99.151 % of the Shares voted and 73.318% of the Shares outstanding and entitled to vote. The proposal to re-elect John J. McCartney to the Funds' Board of Directors received a plurality of the Shares of the Funds voted at this Meeting of 99.175 % of the Shares voted and 73.335% of the Shares outstanding and entitled to vote. The proposal to elect Stephen C. Wade to the Funds' Board of Directors received a plurality of the Shares of the Funds voted at this Meeting of 98.929% of the Shares voted and 73.154% of the Shares outstanding and entitled to vote. The proposal to elect David F. Larrabee to the Funds' Board of Directors received a plurality of the Shares of the Funds voted at this Meeting of 99.194 % of the Shares voted and 73.350% of the Shares outstanding and entitled to vote. The proposal to elect Brittany Fahrenkrog to the Funds' Board of Directors received a plurality of the Shares of the Funds voted at this Meeting of 98.320% of the Shares voted and 72.703% of the Shares outstanding and entitled to vote.